EXHIBIT 99.1

News Release dated June 7, 2018, Suncor set up for strong production for the remainder of the year

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars.

Suncor set up for strong production for the remainder of the year

•      Major planned turnarounds at Oil Sands and Downstream complete

•      Growth projects exceeding expectations

Calgary, Alberta (June 7, 2018) – Suncor today announced that with the completion of major planned turnaround activities and strong production from growth projects, Q2 production to date averaged approximately 636,000 barrels per day (bbls/d) reflecting the significant planned turnarounds in the quarter, and exited May at approximately 800,000 bbls/d.

Planned turnaround work experienced some delays and additional work, but is now complete at Syncrude, Suncor’s Oil Sands base plant and its four refineries. In June these assets are expected to run at full rates. The Hebron and Fort Hills growth projects are delivering production that is exceeding expectations.

“The Fort Hills mega-project has surpassed expectations; it came online safely, ramped up well ahead of schedule and it’s producing a high-quality, fungible bitumen that is expected to continue to receive a premium price to in situ bitumen. We are especially appreciative of the dedication and careful planning and execution that our team and partners have demonstrated in achieving this remarkable result,” said Steve Williams, president and chief executive officer. “Fort Hills’ bitumen has the same GHG emissions intensity per barrel as the average crude refined in the U.S. Our investors and stakeholders can be proud of advances being made in decreasing the carbon intensity of our production.”

Following the May 11, 2018 commissioning of Fort Hills’ third and final train of secondary extraction, Suncor tested the plant at full capacity, proving the design capacity of 194,000 bbls/d. In addition, the company has completed a seven-day reliability test of the plant running in excess of 90% capacity (175,000 bbls/d) with no significant issues.

With the advanced commissioning of the final train of secondary extraction, the plant has ramped up earlier than anticipated. As a result, while the company will be accelerating the growth of planned mine capacity to align with the plant capacity, Fort Hills is expected to continue to track at the high end of guidance for the quarter. Looking forward to Q4, Suncor is now targeting 90% average production at Fort Hills, up from the original guidance which had a Q4 midpoint of approximately 80%.

When the joint venture partners announced that they would proceed with the Fort Hills project in 2013, the total project cost was estimated at a capital intensity of approximately $84,000 per flowing barrel, the project was scheduled to produce first oil as early as the fourth quarter of 2017 and was expected to achieve 90% of its planned production capacity within 12 months. Save for a few weeks delay of first oil, for Suncor the project’s overall fundamentals and ramp up have been delivered faster or better than forecasted.

The successful completion of the Fort Hills project is the direct result of a well-developed and executed strategy to level load construction, accelerated commissioning plans using synergies between base plant and Fort Hills, the progressive turnover of assets from construction to operations, and the staged ramp up of production over time. The project was built during a period of low oil prices and has come

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online just as oil prices have strengthened. Suncor expects Fort Hills will continue to provide significant returns for decades.

With production from both Fort Hills and Hebron ramping up earlier than anticipated and the completion of major planned maintenance at Suncor’s oil sands and downstream operations, Suncor is well- positioned for strong production performance for the remainder of the year.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the expectation that Syncrude, Suncor’s Oil Sands base plant and its four refineries will run at full rates in June; the expectation that bitumen from Fort Hills will continue to receive a premium price to in situ bitumen; the expectation that while the company will be accelerating the growth of planned mine capacity to align with the plant capacity, Fort Hills will continue to track at the high end of guidance for the quarter; that looking forward to Q4, Suncor is now targeting 90% average production at Fort Hills; the expectation that Fort Hills will continue to provide significant returns for decades; and the expectation that Suncor is well-positioned for strong production performance for the remainder of the year. Forward-looking statements may be identified by words like “will”, “expected”, “guidance”, “targeting” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward- looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated May 1, 2018, its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2018, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to  suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Fort Hills is operated by Suncor which holds a 54.11% interest in the project. The Fort Hills joint venture partners are Total E&P Canada Ltd. (24.58%) and Teck Resources Limited (21.31%). Fort Hills’ bitumen production is blended for shipment to market at the East Tank Farm Development, a joint venture between Fort McKay First Nation, Mikisew Cree First Nation and Suncor.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

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